January 26, 2010

Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C.  20549

Attn: Division of Corporation Finance

Re:	General Environmental Management, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on: December 18, 2009
File No. 033-55254-38

Dear Ladies and Gentlemen:

By this letter, General Environmental Management, Inc. (the “Company”), is responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated January 21, 2010 from Pamela A. Long of the Commission to Timothy J. Koziol, Chief Executive Officer of the Company, relating to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on December 18, 2009 (the “Proxy Statement”) and the amended Proxy statement filed on January 12, 2010 in response to the Staff's initial comments.  We have filed simultaneously Amendment No. 2 to the Proxy Statement and have attached a marked copy of such Amendment No. 2 indicating the changes that the Company has made to the Proxy Statement.

 The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

General

1. We have read your response to comment one of our letter dated January 11, 2010, and note that you plan to file audited financial statements of CLW on Form 8-K on or before January 26, 2010. We note that cash proceeds from the sale will be used to retire senior debt, a condition of the CLW acquisition, and to pay other obligations in connection with the acquisition of CLW. Since the sale is being made to facilitate the acquisition of CLW (the: sole continuing business post disposition GEM) and shareholders did not have an opportunity to vote on the acquisition, please provide the information required by Item 14 of Schedule 14A, including audited financial statements for the latest fiscal year and unaudited interim financial statements for CLW in your filing. Please refer to Note A to Schedule 14A.

Response

We have included in the Proxy Statement audited financial statement for the most recent fiscal year, December 2008 and unaudited financial statements for the 10 months ended October 31, 2009. In addition we have included a Management's Discussion and Analysis comparing October 31, 2009  to October 31, 2008.  We have further provided a Section in the Proxy entitled "CLW Business Description" which provides a description of the history, background, and business of CLW. With this added information, we believe that our shareholders will have adequate information concerning CLW to enable them to make an informed decision in whether to vote in favor or against the proposed sale of GEM DE.

2. Please tell us how you considered the requirements of Item 9.01(e) to Form 8-K in concluding that you had an additional 71 days to file the financial statements of CLW.  Discussions regarding the sale of GEM DE began in July 2009, and a letter of intent was proffered by PSC on September 25, 2009. Given the plan to dispose of all of your preexisting operations, please tell us how you determined that these assets and operations would not be considered "nominal" for purposes of the definition of a shell company in Securities Act Rule 405 and Exchange Act 12b-2.

Response

We are providing our shareholders with the audited and unaudited financial information mentioned by the Staff in comment Number 1 above.  In addition, we do not believe that the Company at any time would be a "Shell" as defined in Securities Act Rule 405.  The Company acquired CLW, a company with substantial assets and operations in November of 2009.  The Company will not be selling GEM DE, assuming that shareholders approve of the sale, until mid to late February of 2010. At no time will the Company have "'nominal" assets.

Reasons for the Sale: Recommendation of the Company's Board of Directors, page 30

3. We note your disclosure on top of page 32 in response to comment four of our letter dated January 11, 2010. Please expand your disclosure about the type informal survey the board conducted, the nature of the data that the board reviewed and took into consideration. and how this analysis affected the board's decision to approve the transaction and recommend it to the shareholders for their approval In addition, please further elaborate on your disclosure that the board conducted "an overview of non-favorable economic trends" to explain what they are and how they fit into the board's analysis and decision regarding the transaction with Luntz. Please also discuss all material components of your decision and potential risks that the board considered during its decision-making process.

Response

We have added disclosure in response to this Comment under Reasons for the Sale; Recommendation of the Company’s Board of Directors on page 33 of the Proxy

Description of Luntz: Acquisition (Delaware), LLC and PSC. LLC, page 51

4.  We note your revised disclosure in response to comment five of our letter dated January 11, 2010 that the company does not have the financial statements of Luntz, a private company. Item 14(c)(1) of Schedule 14A requires that you provide information about the buyer in accordance with Part B of Form S-4, which requires disclosure of not only financial information, but also disclosure about the buyer's business, properties, legal proceedings and market, an in accordance with Items 101,102, 103 and 201 of Regulation S-K (see Item 14 of Form S-4). Since you have provided no disclosure about the buyer's ability to comply with the terms of the stock purchase agreement, but instead you are warning your shareholders that Luntz may not complete the sale, we are reissuing our prior Comment five. Please advise or revise.

Response

Disclosure has been added to the "Information About the Parties" section of the Schedule 14A showing that Luntz Acquisition (Delaware) LLC has received $14 million in cash and has deposited such cash in a separate bank account that is available for Luntz to complete the purchase of GEM DE, provided all other terms and conditions of the Agreement to sell GEM DE are met.

Paragraph 2.a of the Instructions to Item 14 of Schedule 14A provides that

"In transactions in which the consideration offered to security holders consists wholly of cash, the information required by paragraph (c)(1) of this Item for the acquiring company need not be provided unless the information is material to an informed voting decision (e.g., the security holders of the target company are voting and financing is not assured)."

The Company believes that with the assurance of Luntz's ability to complete the transaction, evidenced by the cash in Luntz's separate bank account, the Part B of Form S-4 information ("Part B Information")called for by Paragraph (c)(1) of  Schedule 14A is not required, as information about Luntz  is not material to the shareholders of the Company in making their decision on how they will vote.  It is clear that if the shareholders approve the sale of GEM DE to Luntz (the "Transaction") that the shareholders will have no interest in Luntz whatsoever.

The Company believes  that Release # 33-7760 and specifically Section II. "Discussion of New Regulatory Scheme"--Paragraph F. "Disclosure Requirements for Tender Offers and Mergers" Section 2. "Streamline and Improve Required Disclosure" supports the Company's position.  Under this Section, the Commission states:

"In addition, we are adopting several substantive changes regarding the information required for acquirors and targets under Item 14. All commenters that addressed the proposed changes to Item 14 believed they were appropriate. We continue to believe that in certain circumstances the disclosure requirements in Item 14 may be unnecessarily burdensome and inconsistent with the level of information that would be required if the same transaction was structured as an all-cash, all-share tender offer. Therefore, we are adopting the following proposed revisions:

▪
Item 14 is revised to clarify that financial statement and other information about the acquiror is required in a cash merger only if that information is material to voting security holders' evaluation of the transaction. 161 Similar to the need for a bidder's financial statements in a cash tender offer, information about the acquiror in a merger is generally not needed when target security holders are receiving cash and the acquiror has demonstrated its financial ability to satisfy the terms of the offer. 162

▪
In cases where financial statement information for the acquiror would be material to a security holder's voting decision, acquiror information is required for only two years and not three, consistent with the treatment of tender offers. 163

▪
The requirement to provide information about the target in a cash merger is eliminated when the acquiror's security holders are not voting on the transaction. 164 Most likely, target security holders will have information about the securities they already hold. As a result, security holders can receive a shorter disclosure document that is focused on the terms and effects of the transaction. This revision harmonizes the disclosure required in cash merger transactions with that required in all-cash, all-share tender offers. 165 "

We call the attention to the Staff to the first bullet point where the language refers not only to "financial statement" but also to "other information about the acquiror only if that information is material to voting security holders' evaluation of the transaction."  While the Transaction is not a "cash merger", it is a sale of assets for cash only and therefore applicable to the Transaction.

We further call the attention of the Staff to the fact that the acquiror is identified in the Schedule 14A as a subsidiary of PSC Environmental Services, LLC, which is a wholly owned subsidiary of PSC, LLC ("PSC"). Notwithstanding that PSC is a privately held company, its website www.pscnow.com, is available for viewing by shareholders.

In addition, General Environmental Management, Inc. acknowledges that:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that the Staff expedite their review of Amendment #2 by responding to this response letter as soon as practicable as the financial condition of the Company will be adversely affected by any delay in completing the sale of General Environmental Management, Inc. (DE) . Should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned or  Stanley  Moskowitz, Esq at 858 523-0100 fax (858) 523-0444

Very truly yours,

General Environmental Management, Inc.

By: /s/Timothy J. Koziol
Timothy J. Koziol

Cc:  Stanley Moskowitz, Esq.